Mail Stop 3561

January 9, 2008

Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

      Re: **Sino Gas International Holdings, Inc.**
                Registration Statement on Form SB-2
                Filed December 11, 2007
                File No. 333-147998

Dear Mr. Liu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are in receipt of the responses you provided on December 11, 2007 relating to comments previously issued on your Form 10-K for the period ended December 31, 2006. Please ensure that these comments are resolved prior to seeking effectiveness.

2. We note that 1,500,000 shares you seek to register have not yet been issued and are contingent upon certain events. Please revise to omit the 1,500,000 shares

from your resale registration statement since these shares have not yet been issued and may not be issued to the selling stockholders unless you trigger a contingency or tell us why you believe it is appropriate for you to register these shares at this time. Refer to Telephone Interpretation B.77 under Compliance and Disclosure Interpretations at our web-site at <www.sec.gov>.

Prospectus Cover Page

3. We note that your registration statement covers the resale of 271,074 shares of your common stock that underlie warrants. Please revise your cover page and your Prospectus Summary to separately state this amount so that it is clear what portion of the total amount you are registering is subject to the exercise of warrants. In an appropriate place in this prospectus, please also describe the terms of these warrants.

Risk Factors, page 4

4. On page 4, you use the subheading "The price of natural gas is subject to government regulations and market conditions." This subheading is not descriptive and appears to merely state a fact about your company. In addition, the accompanying discussion also does not provide enough information for investors to assess the risk. Please revise your subheading and accompanying text to ensure that they reflect the material risk of which investors should be made aware.

5. Tell us why you believe that potential environmental liability is a material risk of which investors should be made aware when your disclosure on page 7 would seem to indicate that your business is not subject to any environmental regulations or liability. Alternatively, please delete this risk factor.

6. On page 8, where you refer to the warranty claims that have been made to date, please quantify this amount, so that investors can appreciate what you mean when you refer to a "very limited number" of claims.

7. On page 9, where you refer to the restrictions on paying dividends, please provide additional disclosure that explains what "accumulated profits" means, for purposes of PRC accounting standards, and compare it to U.S. GAAP, under which it would appear that you prepare your financial statements. Disclose whether historically you have been restricted in the amount you have been able to receive from your subsidiary and quantify the amounts that have been remitted to date. Also, the portion that you are required to set aside is in brackets; please remove these brackets or explain why it is necessary for you to keep them.

Management's Discussion and Analysis or Plan of Operation, page 16

8. As currently disclosed, your disclosure under this section appears relatively brief. Accordingly, please expand your disclosure, as applicable, to fully address Items 303(b)(1) and (2) of Regulation S-B. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. For example, we note your statement that your net revenues increased 63% for the three months ended September 30, 2007 compared to the same period in 2006. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. In another example, we note connection fees accounted for approximately 70% of your total revenues for three months ended September 30, 2007. Please discuss whether you expect levels to remain at this level or to increase or decrease. Please see Release No. 33-8350 for additional guidance.

9. Here or in your Business discussion please explain how you determine the rates at which you charge your connection fees. In this regard, we note that the connection fee per new residential household appears to vary; $333 per connection in Peixian, Jiangsu Providence as compared $180 per connection in Baishan City, Jilin Providence. We note your disclosure on page 24 regarding this aspect of your business, however, you do not go into any detail regarding how you determine the rates you charge.

Gas Sales, page 23

10. It appears that 35% of your total gas sales are sold through other gas distributors. In an appropriate place in your disclosure please explain this aspect of your business.

Liquidity and Capital Resources, page 26

11. Please include a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. In this regard, we note your risk factor disclosure on page 5; please provide similar disclosure here and explain how you intend to fund these capital expenditures.

Fiscal Years ended December 31, 2006 and 2005, page 27

12. We refer you to the disclosure near the bottom of page 27 indicating that you are considering several potential acquisition targets, which would substantially

contribute to our sales and net income if successfully acquired. Please expand your disclosure to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Please also revise to indicate any acquisitions that are currently under consideration and describe them or, if none are currently under consideration, please state this.

13. Please also update the disclosure at the top of page 28 to reflect your plans for the upcoming fiscal year.

Business of the Company, page 36

Organizational History, page 40

14. Please clarify your activities between May 2002 and September 7, 2006. If you were an inactive shell, please disclose this fact.

15. We note your disclosure that Pegasus Tel, Inc. was spun of in the form of a dividend. We further note that you have filed an amended Schedule 14C on November 28, 2007 with respect to this spin-off and the Form 10 relating to the spin-off has not yet been cleared of comments. As a result, please tell us why you believe that the spin-off took place on August 30, 2007.

16. Please expand your disclosure to include a description of each material acquisition, including the material terms of each acquisition including the business or assets acquired, the consideration paid (please include the dollar value) and whether any of the transactions were with related parties.

Organizational History of GAS (BVI) and Beijing Gas, page 41

17. Here or in your Business discussion, please provide greater detail concerning the cities and the provinces in which you operate.

18. Please describe the "self-produced products" sold by Beijin Zhong Ran Xiang Ke. Also, explain whether you derive any material amount of revenues from this joint venture.

Our Industry, page 42

19. We note your references to studies published by China Statistical Yearbook, Energy Information Administration, China National Development and Reform Commission, The Institute of Energy Economics of Japan and Merrill Lynch. Please provide copies of these studies to us, appropriately marked and dated.

Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study. You must also file as an exhibit, the author's consent to be named in the registration statement.

Directors and Executive Officers, page 60

20. Please disclose the name of your promoters. In additional, in an appropriate section, please disclose the names of the promoters and controls persons of the company prior to the reverse merger as well as any information required by Item 404 of Regulation S-B. See Item 404(c) of Regulation S-B.

Executive Compensation, page 62

21. Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document as applicable, to reflect information for your recently completed fiscal year ending December 31, 2007. Specifically, please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to "Interpretive Responses Regarding Particular Situations" Item 4.01 under Item 402 of Regulation S-K of our Compliance and Disclosure Interpretations.

Selling Stockholders, page 68

22. Under an appropriate subheading, please briefly describe the transactions pursuant to which the selling shareholders acquired their shares.

Certain Relationships and Related Transactions, page 74

Kuhns Bothers Consulting Agreement, page 74

23. Please revise to provide more details concerning your consulting agreement with Kuhns Brothers.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jiannan Zhang, Esq.
     Cadwalader, Wickersham & Taft LLP